Filed Pursuant to Rule 433

Registration No: 333-134553

FX Basket-Linked Note

“BRIC Leveraged Appreciation Basket”	Preliminary Terms and Conditions
October 30, 2007
Contact: + 1 212 526 2237

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Summary Description

This note allows an investor to hold via single basket a long position in the Brazilian Real (BRL), Russian Ruble (RUB), Indian Rupee (INR) and Chinese Renminbi (CNY) (collectively, the “Reference Currencies”), relative to the U.S. dollar (USD). If, as of the Valuation Date, the Basket Return is greater than zero (that is, if the Reference Currencies have in aggregate appreciated relative to the USD on the Valuation Date), the investor will receive a single payment at maturity equal to the principal amount of the notes plus an additional return equal to the principal amount of the notes multiplied by the product of [280%] (the Leverage) and the Basket Return. If the Basket Return on the Valuation Date is less than or equal to zero (that is, if the Reference Currencies have in aggregate depreciated or not appreciated relative to the USD on the Valuation Date), then the investor will receive at maturity only the principal amount of the notes, with no additional return. The notes do not bear interest and are 100% principal protected if held to maturity.

Issuer	Lehman Brothers Holdings Inc. (A1, A+, AA–)

Issue Size	USD [TBD]

Issue Price	100%

Principal Protection	100% at the Maturity Date

Trade Date	[November 27], 2007

Issue Date	[November 30], 2007

Valuation Date

[November 24], 2009; provided that, upon the occurrence of a Disruption Event with respect to a Reference Currency, the Valuation Date for the affected Reference Currency may be postponed (as described in “Disruption Events” below).

Maturity Date	[November 30], 2009

Reference Currencies	Brazilian Real (BRL), Russian Ruble (RUB), Indian Rupee (INR) and Chinese Renminbi (CNY)

Reference Exchange Rates	For each Reference Currency, the spot exchange rate for that Reference Currency quoted against the U.S. dollar expressed as number of units of the Reference Currency per USD 1.

Leverage		[280%]

Redemption Amount		A single U.S. dollar payment on the Maturity Date equal to the principal amount of each note plus the Additional Amount, if any

Additional Amount		A single U.S. dollar amount equal to the principal amount of each note multiplied by: Leverage *Basket Return provided that the minimum Additional Amount payable on the notes shall be zero.

Basket Return		The sum of the Weighted Currency Returns for the Reference Currencies

Weighted Currency Returns		For each Reference Currency:

	Weighting *	{ Initial Reference Currency Rate - Settlement Rate }
Initial Reference Currency Rate

Weightings and Initial Reference Currency Rates		The Weighting and Initial Reference Currency Rate for each Reference Currency is as set forth below:

Reference Currency	Weighting	Initial Reference Currency Rates
BRL	25%	TBD
RUB	25%	TBD
INR	25%	TBD
CNY	25%	TBD

The Initial Reference Currency Rate for each Reference Currency is the Reference Exchange Rate for that Reference Currency determined by the Calculation Agent on the Trade Date in accordance with the applicable Settlement Rate Option.

Settlement Rate	For each Reference Currency, the Reference Exchange Rate on the Valuation Date, determined in accordance with the applicable Settlement Rate Option (subject to the occurrence of a Disruption Event).

Settlement Rate Option and Valuation Business Day:	For each Reference Currency as set forth below:

Reference
Currency	Screen Reference	Valuation Business Day
BRL	BRFR	Brazilia, Rio de Janiero or São Paulo
RUB	EMTA	Moscow
INR	RBIB	Mumbai
CNY	SAEC	Beijing

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the Series I MTN prospectus supplement.

Business Day	New York

Business Day Convention	Following

Disruption Events

If a Disruption Event relating to one or more Reference Currencies is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Basket Return using:

•      for each Reference Currency that did not suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the scheduled Valuation Date, and

•      for each Reference Currency that did suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the immediately succeeding scheduled Valuation Business Day for such Reference Currency on which no Disruption Event occurs or is continuing with respect to such Reference Currency;

provided however that if a Disruption Event has occurred or is continuing with respect to a Reference Currency on each of the three scheduled Valuation Business Days following the scheduled Valuation Date, then (a) such third scheduled Valuation Business Day shall be deemed the Valuation Date for the affected Reference Currency; and (b) the Calculation Agent will determine the Settlement Rate for the affected Reference Currency on such day in accordance with “Fallback Rate Observation Methodology” (as defined under “Description of the Notes—Currency-Indexed Notes” in the Series I MTN prospectus supplement).

A “Disruption Event” means any of the following events with respect to a Reference Currency, as determined in good faith by the Calculation Agent:

(A)  the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible the delivery of USD from accounts inside the Reference Currency Jurisdiction for that Reference Currency to accounts outside that Reference Currency Jurisdiction;

(B)   the occurrence of any event causing the Reference Exchange Rate for the Reference Currency to be split into dual or multiple currency exchange rates; or

(C)   the Settlement Rate being unavailable for the Reference Currency, or the occurrence of an event (i) in the Reference Currency Jurisdiction for that Reference Currency that materially disrupts the market for the Reference Currency or (ii) that generally makes it impossible to obtain the Settlement Rate for the Reference Currency, on the Valuation Date.

For purposes of the above, “scheduled Valuation Business Day” means a day that is or, in the judgment of the Calculation Agent, should have been, a Valuation Business Day for the affected Reference Currency.

Calculation Agent	Lehman Brothers Inc.

Underwriter	Lehman Brothers Inc.

Identifier	ISIN: US52517P3G40

CUSIP: 52517P3G4

Settlement System	DTC

Denominations	USD 1,000 and whole multiples of USD 1,000

Issue Type	US MTN

Fees		Price to Public (1)(2)	Fees (3)	Proceeds to the Issuer

	Per note	$1,000	$13.00	$987.00
Total

(1)   Lehman Brothers Holdings Inc. is offering the notes to certain fiduciary accounts at variable prices of between $990 and $1,000 per note pursuant to one or more negotiated transactions, and Lehman Brothers Inc., with respect to any sales made to such accounts, will forego all or a portion of its fees.  Lehman Brothers Inc. will offer the notes to all other purchasers at a purchase price of $1,000 per note. Lehman Brothers Inc. will receive commissions equal to $13.00 per $1,000 principal amount, or 1.30%, and may pay selling concessions or fees to other dealers not in excess of $10.00 per note.

(2)   The price to public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(3)   Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges

Risk Factors

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes. See “Risk Factors” generally, and “Risk Factors—Risks Relating to Currency-Indexed Notes” specifically, in the Series I MTN prospectus supplement.

United States Federal Income Tax Treatment

Lehman Brothers Holdings Inc. intends to treat the notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the Series I MTN prospectus supplement.

Historical Exchange Rates

The following charts show the spot exchange rates for each Reference Currency at the end of each week in the period from the week ending October 24, 2004 through the week ending October 28, 2007 using historical data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data. The spot exchange rates are expressed as the amount of U.S. dollars per Reference Currency to show the appreciation or depreciation, as the case may be, of the Reference Currency against the U.S. dollar. The spot exchange rates used to calculate the Basket Return are expressed as the amount of Reference Currency per U.S. dollar, which are the inverse of the spot exchange rates presented in the following charts. The historical data on each Reference Currency is not necessarily indicative of the future performance of the Reference Currencies, the Basket Return or what the value of the notes may be. Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable at maturity, or what that Additional Amount, if any, may be. Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Historical Basket Return

The following charts show the hypothetical Basket Return at the end of each week in the period from the week ending October 24, 2004 through the week ending October 28, 2007, based on the hypothetical composite performance of the Reference Currencies using data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data. The Basket Return was indexed to a level of 0.0 on October 28, 2007 based upon the Reference Exchange Rates determined on that day. The composite value of the Reference Currencies on any prior day was obtained by using the calculation of the Basket Return described above. Spot exchange rates used in this determination are expressed as the number of units of Reference Currency per U.S. dollar. For purposes of the notes and the determination of the Additional Amount, the Basket Return will be indexed to 0.0 on the Trade Date.

Hypothetical Redemption Amount Payment Examples

The following payment examples for this note shows scenarios for the Redemption Amount payable at maturity of the notes, including scenarios under which an Additional Amount will or will not be payable, based on the hypothetical values for the Leverage [280%], Initial Reference Currency Rates (each of which will be determined on the Trade Date), as well as for the hypothetical Settlement Rates (which will be determined on the Valuation Date), and the resulting hypothetical Basket Return.

The Settlement Rate values for the Reference Currencies have been chosen arbitrarily for the purpose of these examples, are not associated with Lehman Brothers Research forecasts for any Reference Currency/USD exchange rates and should not be taken as indicative of the future performance of any Reference Currency/USD exchange rate.

Example 1: BRL, RUB, INR and CNY each appreciate relative to its Initial Currency Rate, resulting in a Basket Return of 0.0800, which is greater than zero. The Additional Amount is therefore equal to 22.40%, and the Redemption Amount is equal to the product of 122.40% times the principal amount of the notes.

Because the Basket Return is 0.0800, the Redemption Amount payable at maturity is equal to $1,224.00 per $1,000 note (reflecting an Additional Amount of 22.40% per note), calculated as follows:

Redemption Amount = $1,000 + ($1,000 * 280% * 0.0800) = $1,224.00.

The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Initial Reference Currency Rate
(on Trade Date)		Hypothetical Settlement Rate
(on Valuation Date)	Weighting	Weighted Currency Return
BRL	1.7580	25%	1.6349	0.0175
RUB	24.7000	25%	22.7240	0.0200
INR	39.34	25%	35.01	0.0275
CNY	7.7450	25%	7.2803	0.0150
	Basket Return = Sum of Weighted Currency Returns =			0.0800

Example 2: BRL, RUB, INR and CNY each depreciate relative to its Initial Currency Rate, resulting in a Basket Return of –0.0495. The Additional Amount is therefore equal to 0%, and the Redemption Amount is equal to the product of 100% times the principal amount of the notes.

Because the Basket Return is –0.0495, the Redemption Amount payable at maturity is equal to $1,000.00 per $1,000 note (reflecting an Additional Amount of 0% per note).

The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Initial Reference Currency Rate
(on Trade Date)		Hypothetical Settlement Rate
(on Valuation Date)	Weighting	Weighted Currency Return
BRL	1.7580	25%	1.8318	–0.0105
RUB	24.7000	25%	25.2187	–0.0052
INR	39.34	25%	41.54	–0.0140
CNY	7.7450	25%	8.3569	–0.0198
	Basket Return = Sum of Weighted Currency Returns =			–0.0495

Example 3: BRL and RUB each appreciate relative to its Initial Reference Currency Rate while INR and CNY each depreciate relative to its Initial Reference Currency Rate, resulting in a Basket Return of 0.0313. The Additional Amount is therefore equal to 8.764%, and the Redemption Amount is equal to the product of 108.76%, times the principal amount of the notes.

Because the Basket Return is 0.0313, the Redemption Amount payable at maturity is equal to $1,087.64 per $1,000 note (reflecting an Additional Amount of 8.764% per note), calculated as follows:

Redemption Amount = $1,000 + ($1,000 * 280% * 0.0313) = $1,087.64.

The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Initial Reference Currency Rate
(on Trade Date)		Hypothetical Settlement Rate
(on Valuation Date)	Weighting	Weighted Currency Return
BRL	1.7580	25%	1.5787	0.0255
RUB	24.7000	25%	22.6252	0.0210
INR	39.34	25%	40.29	–0.0060
CNY	7.7450	25%	8.0316	–0.0092
	Basket Return = Sum of Weighted Currency Returns =			0.0313

Example 4: BRL and INR each depreciate relative to its Initial Reference Currency Rate while RUB and CNY each appreciate relative to its Initial Reference Currency Rate, resulting in a Basket Return of –0.0265. The Additional Amount is therefore equal to 0%, and the Redemption Amount is equal to the product of 100% times the principal amount of the notes.

Because the Basket Return is –0.0265, the Redemption Amount payable at maturity is equal to $1,000.00 per $1,000 note (reflecting an Additional Amount of 0% per note).

The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Initial Reference Currency Rate (on Trade Date)	Weighting	Hypothetical Settlement Rate (on Valuation Date)	Weighted Currency Return
BRL	1.7580	25%	2.0094	–0.0358
RUB	24.7000	25%	23.9096	0.0080
INR	39.34	25%	45.36	–0.0383
CNY	7.7450	25%	6.5213	0.0395
	Basket Return = Sum of Weighted Currency Returns =			–0.0265